FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Tenet Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 97,867,183

Date: January 31, 2022

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

For the Issuer's Chinese operations, the first month of 2022 was all about beating the Chinese New Year rush and about clean energy. Knowing that the country would be on pause for almost an entire month during the first quarter to celebrate the "Year of the Tiger", businesses as they typically do and as was expected by the Issuer, cranked up their activities during the first month of the year to compensate for the expected loss of productivity during the holiday period. This led to a general increase in virtually all aspects of the Issuer's business activity in China in January. Consumer goods supply-chain activity led the way, followed by activity on the Issuer's Link-Steel platform, which was helped by the arrival of one of the country's largest steel traders, the Chen Hua Group, to the Issuer's Business Hub ecosystem at the beginning of the month. Overall, the increase in the level of activity observed by the Issuer during the period was consistent with what it had expected in order to meet its forecasts for the quarter, taking the New Year celebration pause into account.

China is now the undisputed global leader when it comes to solar power. The country produces three-quarters of the world's solar panels and has eclipsed the US as the world's largest solar energy producer. The country's commitment to clean energy has created interesting opportunities in the clean tech space, which the Issuer has positioned itself to take advantage of. The Issuer officially launched its i3060 Clean Tech platform during the period and teamed up with China Energy Engineering Corp. ("CEEC") to win a bid to install solar panels on roofs in Guangdong province, starting with a pilot project in four cities. If the pilot is successful and given CEEC reputation and influence as the country's leading energy engineering firm, the project will be deployed throughout Guangdong province and may eventually expand to the entire country.

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China is far from being the only country to make a concerted effort to turn to clean energy. As demand for clean energy technologies and expertise increases around the globe, China, sometimes led by CEEC, is finding itself exporting its expertise in various forms of renewable energy (solar, wind, electric vehicle batteries and other) to other countries often in partnerships with other global engineering firms. During the month, discussions between the Issuer and CEEC touched on the possibility of the Issuer playing a role in formulating a potential clean tech project proposal to a Canadian based engineering firm.

The activities related to the launch of the Issuer's North American operations also made strides during the period. The list of the feature sets for both SMEs and lenders required for the launch was finalized while marketing and business development began working on a timetable to begin the SME pre-registration phase of the ecosystem.

2. Provide a general overview and discussion of the activities of management.

While it was business as usual for the Issuer's Chinese management team from an operational and business development standpoint during the period, it was anything but for the Issuer's Canadian management team as activities surrounding the North American launch continued to intensify. The Issuer's growing management team was involved in all activities that would typically be required to start a new business, including setting up new offices, finalizing department budgets, setting up the sales department, working on the marketing plan, identifying potential partnerships, etc. These ongoing activities are expected to continue to occupy most of the Canadian management team's time until the Business Hub ecosystem is launched in Canada and in the US.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the

Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

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6. Describe the expiry or termination of any contracts or agreements between the

Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer continued to hire several new employees during the period as it prepares to launch its North American operations.

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	700,000	Exercise of 700,000 warrants for a consideration of $705,000	Business development and working capital
				Stock Options	32,725	Incentive stock options issued to key employees. Each option allows its holder to acquire common shares of the Issuer at a price of $7.50 pe share.	N/A

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15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: February 7, 2022

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer
Tenet Fintech Group Inc.	January 2022	February 7, 2022

Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@tenetfintech.com	www.tenetfintech.com

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